8/15

02049324

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

Follow-Up Materials

REGISTRANT'S NAME Ballad Ventures Ltd

*CURRENT ADDRESS

BEST AVAILABLE COPY

PROCESSED
AUG 2 1 2002
P
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4000

FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DATE : 8/16/02

82-4000

AR/S 12-31-01

BALLAD VENTURES LTD.
(formerly Ballad Enterprises Ltd.)
YEAR END REPORT
for the year ended December 31, 2001

Schedule A. Financial Statements
- See consolidated financial statements attached

Schedule B. Supplementary Information

1. Analysis of expenses and deferred exploration costs for the current fiscal year to date:

   General and administrative expenses
   - See consolidated financial statements attached

   Deferred exploration expenses

Geological consulting	$	8,126

2. Related party transactions:
   - See Note 7 to the consolidated financial statements attached

3. Summary of securities issued and options granted during the period:

   a) Securities issued during the period: NIL

   b) Summary of options granted during the period: NIL

4. Summary of securities as at the end of the reporting period:

   a) Description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion
      - See Note 6 to the consolidated financial statements

   b) Number and recorded value for shares issued and outstanding
      - See Note 6 to the consolidated financial statements

   c) Description of options, warrants and convertible securities outstanding including number or amount exercise or conversion price and expiry date, and any recorded value
      - See Note 6 to the consolidated financial statements

   d) Number of shares in each class of shares subject to escrow or pooling agreements
      - Nil

5. List the names of the directors and officers:

   Anthony Beruschi, Director and President, CEO
   Raymond Roland, Director, CFO and Corporate Secretary
   Brian Harris, Director and Vice President, Technology
   Andre Pauwels, Vice President, Exploration

Schedule C: Management Discussion
- See attached

Schedule C: Management Discussion

RESULTS OF OPERATIONS

The Issuer conducts natural resource exploration and development operations with interests in base and precious metal exploration and development properties in Peru. The Issuer is also actively reviewing business opportunities in the emerging technology business sector, particularly internet-based investment opportunities. The Issuer does not have properties, which are in production, and consequently, The Issuer does not have operating income or cash flow from its resource operations. The Issuer does not currently hold any interests in a technology business.

For the fiscal year ended December 31, 2001, Ballad incurred a net loss of $315,836 ($ 0.05 per share), as compared to a loss of $1,164,823 ($ 0.18 per share) for the comparative period in 2001. Ballad continues to review the technology sector for possible internet/security business opportunities. Ballad does not currently hold any interests in technology business.

RESOURCE PROPERTIES

As at December 31, 2001, The Issuer held interests in two resource properties in Peru, the Roberto and Freddy properties in the Peruvian province of Huancaveilea. These property areas were acquired with other property areas from TVX Gold Inc. in 1997.

Subsequently, because of market conditions and increased carrying costs associated with increased fees payable to the Peruvian government The Issuer has written off the balance of its Peruvian properties and allowed these property areas to lapse in June 2001. In March, 2001 The Issuer entered into a memorandum of understanding with Cominco Peru ("Cominco") whereby Cominco may earn up to a 65% interest in the Roberto and Freddy property areas by making cash payments totalling US $ 240,000 and incurring cumulative exploration expenditures of $ 650,000 US. This agreement is still in full force and effect.

MANAGEMENT

Messrs. A. Beruschi, R. Roland and B. Harris are directors of Ballad. Mr. Beruschi is the President and Chief Executive Officer. Mr. A. Pauwels is Vice-President of Exploration.

INVESTOR RELATIONS

The Issuer entered into an agreement with Inova Financial Corporation to provide investor relation services commencing July 9, 2001 at a monthly remuneration of $2,500.00.

RELATED PARTY TRANSACTIONS

For the fiscal year ended December 31, 2001, the Issuer incurred $126,619 in related party transactions, as compared to $186,335 for the comparative period in 2000. Related party transactions are described in Note 7 to the financial statements.

AUDITORS' REPORT

To the Shareholders,
Ballad Ventures Ltd.,
(formerly Ballad Enterprises Ltd.)

We have audited the consolidated balance sheets of Ballad Ventures Ltd. (formerly Ballad Enterprises Ltd.) as at December 31, 2001 and 2000 and the consolidated statements of loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a consistent basis.

Vancouver, Canada
May 15, 2002

"Amisano Hanson"
Chartered Accountants

BALLAD VENTURES LTD.
(formerly Ballad Enterprises Ltd.)
CONSOLIDATED BALANCE SHEETS
December 31, 2001 and 2000

ASSETS		2001		2000
Current				
Cash	$	8,976	$	23,008
Marketable securities (Market value: $15,000; 2000: $8,666)		6,000		6,000
Accounts receivable		11,650		34,723
Prepaid expenses		1,167		2,125
		27,793		65,856
Capital assets – Note 3		6,143		8,259
Resource properties – Note 4 and Schedule I		8,982		62,945
	$	42,918	$	137,060
LIABILITIES				
Current				
Accounts payable – Notes 5 and 7	$	84,100	$	787,154
Long-term debt – Notes 5 and 7		909,748		-
		993,848		787,154
SHAREHOLDERS' DEFICIENCY				
Share capital – Note 6		9,968,152		9,968,152
Share subscriptions – Note 10		15,000		-
Deficit		(10,934,082)		(10,618,246)
		(950,930)		(650,094)
	$	42,918	$	137,060

Nature and Continuance of Operations – Note 1
Commitments – Note 6
Subsequent events – Notes 5, 6 and 10

APPROVED BY THE DIRECTORS:

"Anthony Beruschi", Director *"Ray Roland"*, Director

SEE ACCOMPANYING NOTES

BALLAD VENTURES LTD. Schedule I

(formerly Ballad Enterprises Ltd.)

CONSOLIDATED STATEMENTS OF RESOURCE PROPERTIES

for the years ended December 31, 2001 and 2000

	Peru	Totals	
	TVX Concessions	2001	2000
Balance, beginning of year	$ 62,945	$ 62,945	$ 408,236
Option proceeds – Note 4	(62,089)	(62,089)	-
Deferred Exploration Costs			
Concession fees	-	-	15,000
Geological consulting	8,126	8,126	17,055
	8,126	8,126	32,055
Write-off of resource properties	-	-	(377,346)
Balance, end of year	$ 8,982	$ 8,982	$ 62,945

SEE ACCOMPANYING NOTES

BALLAD VENTURES LTD.
(formerly Ballad Enterprises Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001 and 2000

Note 1 Nature and Continuance of Operations

The Company is in the development stage and is in the process of exploring its resource properties and has not yet determined whether these properties contain reserves that are economically recoverable. The recoverability of amounts shown for resource properties and related deferred exploration expenditures are dependant upon the discovery of economically recoverable reserves and confirmation of the Company's interest in the underlying mineral claims, the Company's ability to obtain the necessary financing to complete the development of the properties and upon future profitable production or proceeds from the disposition thereof.

These financial statements have been prepared on a going concern basis. At December 31, 2001, the Company has a working capital deficiency of $56,307. Its ability to continue as a going concern is dependent upon the ability of the Company to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.

The Company was incorporated under the Company Act of British Columbia. On November 16, 2001, the Company consolidated its capital stock on a 3:1 basis and changed its name from Ballad Enterprises Ltd. to Ballad Ventures Ltd. The Company's shares are listed for trading on the TSX Venture Exchange.

Note 2 Summary of Significant Accounting Policies

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement. Actual results may differ from these estimates.

The consolidated financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

(a) Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Ballad Enterprises Del Peru S.R. Ltda., Balad Exploration S.A., and TVX Minera Del Peru S.A. All inter-company transactions and balances have been eliminated.

Note 3 Capital Assets

	Cost	Accumulated Amortization	Net Carrying Amount 2001	Net Carrying Amount 2000
Computer equipment	$ 17,508	$ 14,260	$ 3,248	$ 4,640
Office equipment	6,310	3,415	2,895	3,619
	$ 23,818	$ 17,675	$ 6,143	$ 8,259

Note 4 Resource Properties

TVX Concessions, Peru

The Company entered into an agreement to acquire all the shares and assets of TVX Minera Del Peru S.A. dated February 26, 1997. The assets consisted of thirty-five mining concessions comprising 31,000 hectares located throughout Peru. Prior to December 31, 1999, management of the Company abandoned thirty-one of these mining concessions. During the year ended December 31, 2000 management of the Company abandoned two mining concessions and wrote-off costs associated with these concessions totalling $377,346. At December 31, 2001, the Company has maintained two of the original thirty-five mining concessions.

Cominco Agreement

The Company entered into a memorandum of understanding, dated March 29, 2001 with Cominco Peru (Cominco) whereby Cominco may earn up to a 65% interest in the TVX Concessions, Peru by making cash payments totalling US$240,000 and incurring cumulative expenditures as follows:

On or Before	Cash	Cumulative Work
At signing	US$20,000 (received)	$ -
November 30, 2001	20,000 (received)	$ 50,000
November 30, 2002	20,000	$ 120,000
November 30, 2003	20,000	$ 220,000
November 30, 2004	30,000	$ 370,000
November 30, 2005	130,000	$ 650,000
	US$240,000	

Note 5 Long-term Debt

During the year ended December 31, 2001, the Company entered into debt deferral agreements with certain of its creditors. Under the terms of the agreements, the creditors agreed to defer payment on the balances outstanding in the amount of $784,748 to March 19, 2003. The creditors have also agreed to continue supplying goods and services at normal costs until September 30, 2002 with such amounts to be added to the debts deferred for payment until March 19, 2003. The debts are interest free until March 19, 2003.

On January 14, 2002, the Company entered into a debt settlement arrangement with a creditor. Under the terms of this agreement, the creditor agreed to defer payment of the settled amount of $125,000 until January 15, 2004. The Company recorded a gain on settlement of accounts payable of $169,050 in respect to this debt settlement during the year ended December 31, 2001. If payment is made before July 30, 2002, the creditor has further agreed to accept $100,000 for full settlement of the amount owing.

Note 6 Share Capital

Authorized:

100,000,000 common shares without par value

Issued:		Number of Shares	$
Balance, December 31, 1999		16,165,456	8,767,331
For cash:			
- pursuant to the exercise of options	– at $0.30	1,421,545	426,462
	– at $0.41	30,000	12,300
- pursuant to the exercise of warrants	– at $0.29	760,000	220,400
- pursuant to a private placement	– at $0.22	1,590,909	350,000
Pursuant to debt settlement agreements	– at $0.30	99,255	29,777
Pursuant to debt settlement agreements	– at $0.41	394,835	161,882
Balance, December 31, 2000		20,462,000	9,968,152
Share consolidation (1 new share for 3 old shares)		(13,641,334)	-
Balance, December 31, 2001		6,820,666	9,968,152

Note 8 Segmented Information

The Company has one reportable segment. The Company's principal business activity is the exploration of a mineral property in South America. All assets of the Company support this activity.

Note 9 Non-cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statement of cash flows. The Company entered into debt deferral and settlement agreements with various creditors (Note 5). These transactions were excluded from the statement of cash flows.

Note 10 Subsequent Events

Subsequent to December 31, 2001:

Private placements

i) The Company completed a private placement of 2,000,000 units at $0.05 per unit. Each unit consists of one common share and a one-year share purchase warrant entitling the holder to purchase one additional common share of the Company at a price of $0.10 per share. At December 31, 2001, the Company had received proceeds of $15,000 from this placement.

ii) The Company has agreed to a private placement of 2,000,000 units at $0.10 per unit. Each unit consists of one common share and one two-year share purchase warrant entitling the holder to purchase one additional common share of the Company at a price of $0.10 per share. A portion of this issue may be issued on a flow-through basis.

iii) The Company has agreed to a private placement of 2,000,000 units at $0.20 per unit. Each unit consists of one common share and one two-year share purchase warrant entitling the holder to purchase one additional common share of the Company at a price of $0.25 per share. A portion of this issue may be issued on a flow-through basis. In addition, a finder's fee will be payable in cash on a portion of the private placement. Both the private placement and the finder's fee are subject to TSX Venture Exchange approvals.

Note 10 Subsequent Events – (cont'd)

Stock options

i) The Company granted stock options for 90,000 shares at $0.10 per share exercisable to February 6, 2004.

ii) The Company granted stock options for 792,066 shares at $0.10 per share exercisable to May 8, 2004.

The aforementioned stock options are subject to regulatory approvals.

British Columbia
Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

INCORPORATED AS PART OF:

X Schedule A

X Schedule B
(place X in appropriate category)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
BALLAD VENTURES LTD. (formerly Ballad Enterprises Ltd.)	**December 31, 2001**	**02/05/30**

ISSUER'S ADDRESS **905 West Pender Street, Suite 501**

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	**BC**	**V6C 1L6**	**604-669-5886**	**604-682-7159**

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Anthony Beruschi	**Director**	**604-682-7159**

CONTACT E-MAIL ADDRESS	WEB SITE ADDRESS
N/A	**N/A**

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Anthony Beruschi"	**ANTHONY BERUSCHI**	**02/05/30**
"Ray Roland"	**RAY ROLAND**	**02/05/30**

(Electronic signatures should be entered in "quotations")

Schedule C: Management Discussion – (cont'd)

OUTLOOK

The Issuer remains active in natural resource exploration and maintains an interest in the Roberto and Freddy property areas in Peru. Exploration is proceeding on these properties by Ballad's joint venture partner, Teck Cominco.

Subsequent to year-end, with precious metals markets improving significantly, Ballad recently entered into negotiations to reacquire in interest in the Las Princesas property in North Central Peru. This property is located approximately 5 kilometres from Barrick's recently announced discovery on their Alto Chicama property. Barrick announced 3.5 million ounces of gold in inferred resources of 61 million tons grading 0.057 ounces per ton based on widely spaced drilling.

The Las Princesas was held under option from Peruvian owners by Ballad and explored extensively in 1997-98. Exploration included a total of 1077 m of percussion drilling in 8 shallow holes in 1998. Ballad's work outlined an outcropping high sulphidation-alteration system with anomalous values of gold, silver, copper, lead and zinc. Drilling intercepted intervals with anomalous gold values over 0.2 g/t gold in all eight holes. The results included hole RC-98-04: 0.33 g/t gold, 4.5 g/t silver and 0.46% copper over 52.5 m from 48m to 100.3 m, the end of the hole.

LIQUIDITY

As at December 31, 2001 the Issuer had a working capital deficiency of $56,307. Management anticipates the raising of additional funds subsequent to December 31, 2001, as disclosed in Note 10 of the financial statements, will enable the Issuer to fund ongoing operations.

BALLAD VENTURES LTD.

(formerly Ballad Enterprises Ltd.)

REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001 and 2000

BALLAD VENTURES LTD.
(formerly Ballad Enterprises Ltd.)
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
for the years ended December 31, 2001 and 2000

	2001	2000
Administrative Expenses		
Accounting and audit – Note 7	$ 51,375	$ 47,363
Amortization	2,116	2,533
Consulting fees – Note 7	57,000	78,500
Filing fees	4,014	11,785
Interest – Note 7	112,144	69,871
Legal – Note 7	33,136	68,203
Management fees	33,724	30,000
Office and miscellaneous – Note 7	40,158	54,654
Rent	37,200	37,200
Salaries	38,385	39,740
Shareholder communication	63,000	71,957
Transfer agent	2,824	5,303
Travel and promotion	5,271	11,861
Loss before other	480,347	528,970
Other		
Miscellaneous expenses	-	807
Resource property investigation costs	4,539	28,628
Gain on settlement of accounts payable – Note 5	(169,050)	-
Write-off of resource properties – Note 4	-	377,346
Write-off of advances receivable	-	229,072
Net loss for the year	315,836	1,164,823
Deficit, beginning of year	10,618,246	9,453,423
Deficit, end of year	$ 10,934,082	$ 10,618,246
Basic and diluted loss per share	$ 0.05	$ 0.18

SEE ACCOMPANYING NOTES

BALLAD VENTURES LTD.
(formerly Ballad Enterprises Ltd.)
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended December 31, 2001 and 2000

	2001	2000
Operating Activities		
Net loss for the year	$ (315,836)	$ (1,164,823)
Add (deduct) items not affecting cash:		
Amortization	2,116	2,533
Gain on settlement of accounts payable	-	(798)
Write-off of resource properties	-	377,346
Write-off of advances receivable	-	229,072
Write-off of accounts receivable	-	1,605
	(313,720)	(555,065)
Changes in non-cash working capital balances related to operations:		
Accounts receivable	23,073	(20,830)
Prepaid expenses	958	(2,125)
Accounts payable	206,694	(147,101)
	(82,995)	(725,121)
Investing Activities		
Option proceeds – resource properties	62,089	-
Deferred exploration expenditures	(8,126)	(32,055)
Purchase of capital assets	-	(2,099)
Advances receivable	-	(229,072)
	53,963	(263,226)
Financing Activities		
Issuance of common shares for cash	-	1,009,162
Share subscriptions received	15,000	-
	15,000	1,009,162
Increase (decrease) in cash during the year	(14,032)	20,815
Cash, beginning of year	23,008	2,193
Cash, end of year	$ 8,976	$ 23,008

Non-cash Transactions – Note 9

SEE ACCOMPANYING NOTES

Note 2 Summary of Significant Accounting Policies – (cont'd)

(b) Marketable Securities

Marketable securities are valued at the lower of cost and market value.

(c) Capital Assets and Amortization

Capital assets are recorded at cost. The Company provides for amortization using the declining balance method at the following annual rates:

Computer equipment	30%
Office equipment	20%

(d) Resource Properties

The acquisition of resource properties are initially recorded at cost. Producing resource properties are depleted over their estimated useful lives based upon a method relating recoverable resource reserves to production. Non-producing resource properties that the Company abandons interest in are written-off in the year of abandonment. Proceeds received on the sale of interests in mineral properties are credited to the carrying value of the properties, with any excess included in results of operations.

(e) Deferred Exploration Expenditures

The Company capitalizes all exploration expenditures that result in the acquisition and retention of resource properties or an interest therein. The accumulated costs including applicable exploration expenditures relative to non-productive resource properties that the Company abandons interest in are written-off when management determines abandonment is appropriate. Otherwise, the exploration expenditures are depleted over the estimated lives of the producing resource properties based on a method relating recoverable reserves to production.

(f) Foreign Currency Translation

Monetary assets and liabilities expressed in foreign currencies are translated at rates of exchange in effect at the end of the year. Revenue and expense items are translated at the rates in effect at the dates on which such items are recognized during the year. Exchange gains and losses arising from translation are expensed in the year.

Note 2 Summary of Significant Accounting Policies – (cont'd)

(g) Loss Per Share

Loss per share amounts have been calculated and presented in accordance with the new recommendations of the Canadian Institute of Chartered Accountants. The new standard has been applied on a retroactive basis and had no impact on the amounts previously reported.

Basic earnings per share are computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the "if converted" method. Fully diluted amounts are not presented when the effect of the computations are anti-dilutive due to losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

(h) Stock-based Compensation Plan

The Company has approved share purchase options which are disclosed in Note 6. No compensation expense is recognized for these plans when shares or share purchase options are issued to employees and directors. Any consideration paid by employees and directors on the exercise of share purchase options or purchase of shares is credited to share capital.

(i) Fair Market Value of Financial Instruments

The carrying value of cash, marketable securities, accounts receivable and accounts payable approximate fair value because of the short maturity of those instruments. The carrying value of long-term debt also approximates fair value. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial statements.

(j) Income Taxes

Effective on January 1, 2001, the Company retroactively has adopted the asset and liability method of accounting for income taxes, following the new standards recommended by the Canadian Institute of Chartered Accountants ("CICA"). The effect of adopting the standards was not considered significant and did not impact amounts reported in prior years. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for benefit of losses available to be carried forward to future years for tax purposes only if it is more likely than not that they can be realized.

Note 6 Share Capital – (cont'd)

Commitments:

Share Purchase Warrants

At December 31, 2001, the following share purchase warrants (post-consolidation) were outstanding entitling the holders to purchase one common share for each warrant held:

Number of Warrants	Exercise Price	Expiry Date
530,303	$0.78	March 6, 2002

Subsequent to December 31, 2001, these warrants expired.

Stock-based Compensation Plan

The Company has granted employees and directors common share purchase options. These options are granted with an exercise price equal to the market price of the Company's stock on the date of the grant.

A summary of the status of the stock option plan as of December 31, 2001 and December 31, 2000 (post-consolidation) and changes during the years ending on those dates is presented below:

	December 31, 2001		December 31, 2000	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of year	612,367	$1.20	50,000	$1.65
Granted	-		1,096,215	$1.02
Exercised	-		(483,848)	$0.90
Expired/cancelled	(15,000)	$0.90	(50,000)	$1.65
Options outstanding and exercisable at end of year	597,367	$1.20	612,367	$1.20

Note 6 Share Capital – (cont'd)

Stock-based Compensation Plan – (cont'd)

The following table summarizes information about stock options outstanding at December 31, 2001:

Exercise Price	Outstanding	Expiry
$1.14	267,000	January 31, 2002
$1.23	56,367	February 2, 2002
$1.23	274,000	April 6, 2002
	597,367	

Subsequent to December 31, 2001, these stock options expired.

Note 7 Related Party Transactions

During the year ended December 31, 2001, the Company incurred the following costs charged by directors of the Company and companies controlled by directors of the Company:

	2001	2000
Accounting	$ 29,025	$ 29,646
Consulting fees	36,000	76,000
Interest	25,567	35,668
Legal	19,165	44,521
Office and miscellaneous	16,862	500
	$ 126,619	$ 186,335

These charges were measured by the exchange amount which is the amount agreed upon by the transacting parties and are on terms and conditions similar to non-related entities.

At December 31, 2001, accounts payable includes $3,877 (2000: $392,581) due to directors of the Company and companies controlled by directors of the Company.

At December 31, 2001, long-term debt includes $544,552 (2000: $NIL) due to directors of the Company and companies controlled by directors of the Company.